RTI SURGICAL, INC.

11621 Research Circle

Alachua, Florida 32615

November 1, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jay Mumford

Re:	RTI Surgical, Inc.
Registration Statement on Form S-3
Filed September 17, 2013
No. 333-191215

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, RTI Surgical, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated so that the same may become effective at 4:00 p.m. on Tuesday, November 5, 2013, or as soon thereafter as practicable. In addition, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please call Warren Nimetz at (212) 318-3384 or Donald Ainscow at (212) 318-3358.

Very truly yours,

RTI SURGICAL, INC.

By:	/s/ Brian K. Hutchison
Brian K. Hutchison
President and Chief Executive Officer